Exhibit 99.1
[For immediate release]
Xinhua Finance Media takes steps to enhance corporate governance
Adds five new directors, creating a majority independent board
Appoints former PricewaterhouseCoopers senior manager as internal auditor
BEIJING, September 27, 2007 — Xinhua Finance Media (“XFMedia”; NASDAQ: XFML), China’s leading diversified financial and entertainment media company listed on The NASDAQ Stock Market in March, today announced additional steps to enhance the Company’s corporate governance. These initiatives include the appointment of four new independent directors and one management director to the Board of Directors and the appointment of an Internal Auditor.
The new director appointments have increased the size of Xinhua Finance Media’s board to twelve members, seven of whom are independent. The new directors are:
•	Mr. David Olson — partner of The Yucaipa Companies, former Chairman and CEO of Donaldson, Lufkin & Jenrette’s Asia Pacific region and Credit Suisse First Boston’s Chairman of Investment Banking, Asia Pacific

•	Mr. Larry Kramer — senior advisor, Polaris Venture Partners; former president, CBS Digital Media; former chairman, CEO and founder of MarketWatch, Inc.

•	Mr. Steve Richards — COO of Silver Pictures and co-president of Dark Castle Entertainment, a division of Silver Pictures

•	Ms Li Shantong — Senior research fellow and former Director General, Department of Development Strategy and Regional Economy, Development Research Center, the State Council, China

•	Mr. Teddy Liu Weidong — President of Advertising Group, Xinhua Finance Media
Fredy Bush, CEO and Chairman of Xinhua Finance Media, said, “Today’s actions implement many of the commitments we announced in May to enhance our corporate governance policies, capabilities and structure. These directors will make a significant contribution to our business strategy and our continued efforts to ensure we meet a high standard of governance.”

With the addition of these four new independent directors, the Company complies with the requirement to have a majority of independent directors, more than five months ahead of the one year grace period allowed under Nasdaq rules.
New Internal Auditor
XFMedia has appointed its Internal Auditor, Mr. Henry Heung-Ming Wong, to lead audit projects for the company and its subsidiaries, reporting to and directed by the Board’s audit committee. Mr. Wong, a CPA and a CIA, has more than 13 years of experience in establishing and maintaining proper internal control procedures and financial reporting structures for leading public companies. While serving at PricewaterhouseCoopers China, he performed a significant number of Sarbanes-Oxley projects for various companies, including a public media company and several foreign private issuers. He also played a significant internal audit role in a public utility company and a fast-moving consumer goods company. Prior to that, he worked for Deloitte Touche Tohmatsu and Deloitte and Touche Corporate Finance.
Photo link for Henry Wong: http://www.xinhuafinancemedia.com/HenryWong
Please see the biographies of the new directors in appendix. For more information on the board members, please visit
http://www.xinhuafinancemedia.com/en/our-company/board-and-management/board-of-directors/.
-END-

Appendix — Biographies of new directors
David Olson
Independent Director
http://www.xinhuafinancemedia.com/DavidOlson
Mr. David Olson is a partner of The Yucaipa Companies, an investment firm with holdings in Asia, Europe and the Americas, that has established a record of fostering economic value through the growth and responsible development of companies. He has over 20 years of Wall Street experience particularly in investment banking and M&A. Previously, Mr. Olson served as Chairman and CEO of Guggenheim Merchant Banking, the private equity arm of Guggenheim Capital in New York and Chicago. Mr. Olson has also served as Chairman of Investment Banking for the Asia-Pacific region at Credit Suisse First Boston, and Chairman and CEO of Donaldson, Lufkin & Jenrette’s Asia-Pacific region.
Mr. Olson holds a JD from Northwestern University School of Law, where he serves on the Board of Directors, and a BA from Wesleyan University, where he serves on the Board of Trustees. Additionally, Mr. Olson is a vice-chairman and an executive committee board member for the Rehabilitation Institute of Chicago.
Larry Kramer
Independent Director
http://www.xinhuafinancemedia.com/LarryKramer
Mr. Larry Kramer is senior advisor at Polaris Venture Partners, a national venture capital firm that invests in seed, early stage, and growth equity businesses in the technology, life science, digital media, enertech and consumer sectors. Mr. Kramer served as the first president of CBS Digital Media and continues to serve as an advisor to CBS today. Prior to joining CBS, Mr. Kramer was Chairman, CEO and Founder of the financial website MarketWatch, Inc., which was launched in 1997 as a joint venture between CBS and Data Broadcasting Corp. Mr. Kramer led MarketWatch through three acquisitions, an initial public offering, and a sale to Dow Jones & Co. in 2005. Previously, Mr. Kramer spent 20 years in journalism as an award-winning reporter and editor. As a journalist, he won several awards for reporting, including the National Press Club Award and The Gerald Loeb award for business reporting; his staffs won two Pulitzer Prizes.
Mr. Kramer holds an MBA from Harvard University and a BA in journalism and political science from Syracuse University.
Steve Richards
Independent Director
http://www.xinhuafinancemedia.com/SteveRichards
Mr. Steve Richards is COO of Silver Pictures, a film production company founded by film producer Joel Silver and affiliated with Warner Bros., and co-president of Dark Castle Entertainment, a division of Silver Pictures. Formerly CFO of Silver Pictures, Mr. Richards began his relationship with Joel Silver and Silver Pictures in 1995. He was instrumental in developing the $450 million business plan for Dark Castle and in forging a financial partnership with CIT Group Inc., which will finance the production of 15 films over the next six years. Mr. Richards began his career in film production and distribution as controller for the International Movie Group, a publicly listed company. Subsequently, he helped launch Scott Free, a production company founded by renowned directors Ridley and Tony Scott.
Mr. Richards obtained his CPA in 1992 after working for Arthur Andersen in Los Angeles with a focus on the entertainment industry. He holds an MBA from UCLA’s Anderson School and a BA from Temple University.

Li Shantong
Independent Director
http://www.xinhuafinancemedia.com/LiShantong
Ms. Li Shantong is a senior research fellow and former Director General, Department of Development Strategy and Regional Economy at the Development Research Center (DRC) of State Council, PRC, and Vice President of the Academic Committee of the China Development Research Foundation affiliated to the DRC. She is also a member of the National Committee of Chinese People’s Political Consultative Conference.
Ms. Li holds Bachelor’s and Master’s Degrees in Mathematics from Peking University.
Teddy Liu Weidong
Non-independent Director
http://www.xinhuafinancemedia.com/TeddyLiu
Mr. Teddy Liu Weidong is President of Advertising Group, Xinhua Finance Media and also Chief Executive Officer of Xinhua Finance Advertising Limited, the successor of Ming Shing International Limited which Xinhua Finance Media acquired in 2006. Prior to joining Ming Shing International Limited, Mr. Liu worked as a business manager in Beijing Sangxia Advertising from January 1997 to January 2005, and as a business manager in Beijing Sunshine Advertising from January 1994 to December 1996.
Mr. Liu holds a B.A. degree in garden design from China Agriculture University.
For more information:
China
Xinhua Finance Media
Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release is as of the date hereof, and XFMedia undertakes no duty to update such information, except as required under applicable law.